Filed Pursuant To Rule 433
Registration No. 333-158105
August 14, 2009
SPDR Gold Shares: E-vite to State Street Global Advisors’ discussion on Exchange Traded Products

SPDR GOLD SHARES

We cordially invite you

to join State Street Global Advisors for discussion on Exchange Traded Products. In 1993, State Street Global Advisors created the first ETF, the SPDR S&P 500 ETF (SPY). SPY is the oldest and largest ETF available and has approximately $64 billion in assets. Since 1993, approximately 740 new ETFs have been launched in the US and represent close to $593 billion in assets. ETFs are among the fastest growing financial services innovations in history.

SPDR Gold Shares (GLD) has been one of the fastest growing US-listed Exchange Traded Products (ETPs) in history. Since its inception in November 2004, it has grown to over $33 billion in assets. In 2006, assets increased nearly 117% due, in part, to robust investor demand and also to the strong market performance of gold bullion. In the first half of 2009, assets increased 56%.[2]

Monday, August 24th

Before Market (8:30 am)

Morgan Stanley Smith Barney

1747 Pennsylvania Ave NW, Suite 500
Washington, DC

Space is limited. Please RSVP to Brendan Mahoney by Friday, August 21, 2009 at 617.664.3269 or brendan_mahoney@ssga.com

[1] Based on assets under management as of 6/30/2009.
[2] Bloomberg and SSgA Strategy & Research as of 6/30/2009.



GOLD

- An Institutional Asset Class
- A Portfolio Diversification Tool
- An Inflation Hedge
- A Commodity
- Can be tracked by an ETP (GLD)

Sp e a k e r Paul F. Cooney Principal, State Street Global Advisors Paul is a Principal of State Street Global Advisors and a Regional Consultant with SSgA#fs Intermediary Business Group. He is responsible for strategic growth and providing ongoing support to financial advisors throughout the Mid-Atlantic region. He has experience working with advisors in the National and Regional Broker Dealer Services developing portfolio construction and wealth management solutions. Prior to his current role, Paul was an Internal Sales Consultant responsible for developing relationships and providing support to financial advisors in the Mid-Atlantic. He has extensive experience working with both fee-based and commission-based advisors, supporting their efforts using ETFs, Mutual Funds and Separately Managed Accounts. Prior to joining SSgA#fs Advisor Strategies Group, Paul was a Senior Regional Sales Representative at Guardian Investor Services, LLC. He aided in the distribution of Guardian#fs mutual funds, variable annuities and retirement plans to National and Regional Broker Dealer Services on the West Coast. Paul earned a BA in International Business and Management from Dickinson College and maintains his FINRA Series 6, 7 and 63 licenses.

Sp e a k e r Natalie Dempster Head of Investment, North America World Gold Council Natalie Dempster is the Head of Investment Research for North America at the World Gold Council, where she works to augment gold#fs investor base. Natalie writes regular research papers on the gold market, including a quarterly update on gold investment trends (Gold Investment Digest). Natalie believes gold#fs investment characteristics, especially its role as a portfolio diversifier, make it an invaluable investment. To that end, she regularly presents the case for gold to pension funds and their advisors, high net worth individuals and family offices. Natalie has 10 years experience as an economist, having worked at both the Royal Bank of Scotland and Chase Manhattan Bank, and is well versed with the world#fs financial markets. She also worked as a foreign-exchange trader at Chase Manhattan Bank. Natalie holds a BSc in Economics from Queen Mary and Westfield College, University of London and an MBA from City University Business School (CASS), London.

FinaODJBM_“EWJTPS_6TF_0OMZ___/PU_GPS_VTF_XJUI_UIF_1VCMJD___ETPs trade like stocks, are subject to investment risk and will fluctuate in market value. SPDR® S&P 500 ETF is distributed by ALPS Distributors, Inc., member FINRA. GLD is marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors. Investors should be aware that the historical performance of gold as an asset class is not necessarily indicative of its future performance, that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future, that gold will be an effective hedge against inflation or dollar depreciations, that the price of gold will be less volatile than the prices of other asset classes, or that gold will be an effective tool for diversifying investment portfolios. In the event that the price of gold declines, SPDR Gold Trust expects the value of an investment in the Shares to similarly decline. 5SVTU___MFTT_5SVTU_FYQFOTFT _BOE_nVDUVBUJPOT_JO_UIF_QSJDF_PG_HPME_DPVME_NBUFSJBMMZ_BEWFSTFMZ_BGGFDU_BO_JOWFTUNFOU_JO_UIF_4IBSFT_ Shareholders of the SPDR Gold Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The SPDR Gold Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the World Gold Trust Services, LLC nor the Trustee of the SPDR Gold Trust is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools. The SPDR Gold Trust has filed a registration statement (including a prospectus) with the SEC with respect to the SPDR Gold Shares to which this communication relates. Before you invest in SPDR Gold Shares, you should read the prospectus in that registration statement and other documents the SPDR Gold Trust has filed with the SEC for more complete information abut the SPDR Gold Shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the SPDR Gold Trust or any Authorized Participant in respect of the SPDR Gold Shares will arrange to send you the prospectus if you request by calling toll free at 1-866-320-4053 or by contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111. The prospectus contains information about the SPDR Gold Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including risk factors before making an investment decision about the Shares. The #gSPDR®#h trademark is used under license from The McGraw-Hill Companies, Inc. (#gMcGraw-Hill#h). No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by McGraw-Hill. McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MCGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUC H DAMAGES. © 2009 State Street Corporation. All Rights Reserved. IBG-0602 Exp. Date: 8/31/2009 IBG.GLDETFEVA.0809

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.